As filed with the Securities and Exchange Commission on November 24, 2008

Securities Act File No. 333-128725

Investment Company Act File No. 811-21257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PNC ALTERNATIVE STRATEGIES FUND LLC

(Name of Subject Company (Issuer))

PNC ALTERNATIVE STRATEGIES FUND LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

69350V102

(CUSIP Number of Class of Securities)

Jennifer E. Vollmer, Esq.

PNC Legal Department

1600 Market Street, 28th Floor

Philadelphia, PA 19103

(215) 585-5082

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

S. Elliott Cohan, Esq.

Kramer, Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10036

(212) 715-9512

November 24, 2008

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $2,500,000 (a)	Amount of Filing Fee: $267.50 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.

(b)	Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

The Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a) (1) (i) is incorporated by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is PNC Alternative Strategies Fund LLC (the “Fund”), a closed-end investment company organized as a Delaware limited liability company and registered under the Investment Company Act of 1940, as amended. The Fund invests substantially all its assets in the PNC Alternative Strategies Master Fund LLC (the “Master Fund”), a separate closed-end, non-diversified management investment company with the same investment objective as the Fund. All portfolio investments for the Fund are made at the Master Fund level. This structure is called a “master-feeder” structure. The Master Fund is simultaneously making a concurrent tender offer to the Fund to repurchase interests in the Master Fund at least equivalent in value to the value of the Interests that the Fund is offering to repurchase. The Fund cannot make a repurchase offer larger than the repurchase offer made by the Master Fund. The principal executive office of the Fund is located at Two Hopkins Plaza, Baltimore Maryland 21201 and the telephone number is (800) 239-0418.

(b) The title of the securities being sought is limited liability company interests (“Interests”). As of September 30, 2008, there were approximately $35,113,387.19 of Interests issued and outstanding.

(c) There is no secondary trading market for the Interests, which many only be sold to certain qualified investors.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is tendering for its own Interests. The Master Fund will repurchase Interests in the Master Fund equivalent in value to the value of the interests tendered to the Fund by its members for cash repurchase consistent with the terms of the Offer. The information required by this Item is set forth in Item 2(a) above. The Master Fund concurrently filed a Schedule TO with the Securities and Exchange Commission on November 24, 2008.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) (1)(i) The Fund is seeking tenders for Interests having up to $2.5 million at a price equal to the net asset value as of March 31, 2009 (the “ Offer”).

(ii) For each Interest tendered by a Member and accepted by the Fund, the Member will receive a promissory note. The promissory note will entitle the Member to receive an initial payment equal to 90% of the net asset value per Interest (the “NAV”) calculated as of March 31, 2009, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 24, 2008 (the “Offer to Purchase”), with the balance determined as set forth in the Offer to Purchase. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing securities in-kind as set forth in its Registration Statement, in each case, the purchase price will be paid entirely in cash except in the unlikely event that the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members. The information required is incorporated by reference to Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payments” of the Offer to Purchase.

(iii) The Offer is scheduled to expire on December 26, 2008, unless extended. The Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase are incorporated herein by reference.

(iv) Not applicable.

(v) The Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference.

(vi) Section 5 “Withdrawal Rights” of the Offer to Purchase is incorporated herein by reference.

(vii) The Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase are incorporated herein by reference.

(viii) Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payments” of the Offer to Purchase is incorporated herein by reference.

(ix) The Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payments” of the Offer to Purchase are incorporated herein by reference.

(x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. In addition, a reduction in the aggregate assets of the Fund may result in Members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(xi) Not applicable.

(xii) Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(2) Not applicable.

(b) PNC Investment Corp., an affiliate of the Fund’s manager, PNC Capital Advisors, Inc. (the “Manager”), is an Interest holder of the Fund. As of September 30, 2008 PNC Investment Corp., held 53.26% of the Fund’s net asset value. PNC Investment Corp. has informed the Fund that it intends to tender to the Fund in response to the Offer.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Master Fund, any of the Fund’s or the Master Fund’s executive officers or directors, any person controlling the Fund or the Master Fund, or any executive officer or director of any corporation ultimately in control of the Fund or the Master Fund and any person with respect to any securities of the Fund or the Master Fund (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations). However, the LLC Agreement provides that the Fund shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Fund has not been purchased within a period of two years of the request.

ITEM 6.	PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

(a) and (b) Section 1 “Background and Purpose of the Offer” of the Offer to Purchase is incorporated herein by reference.

(c) Section 8 “Certain Information About the Fund” of the Offer to Purchase is incorporated herein by reference. The Fund is engaged in a public offering, from time to time, of its Interests. The Fund is a “feeder” fund that invests all its investable assets in the Master Fund. The Master Fund has the same investment objective as the Fund. All investment activity is undertaken at the Master Fund level. This structure is sometimes called a “master/feeder” structure.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) (b) and (d) Section 6 “Purchases and Payments” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Neither the Fund nor the Master Fund holds any Interests in treasury securities. Based on September 30, 2008 values, PNC Investment Corp. owns $18,700,659.00 of Interests, representing approximately 53.26% of the outstanding Interests.

(b) Section 8 “Certain Information About the Fund” of the Offer to Purchase is incorporated herein by reference. Affiliates of the Fund tendered Interests to the Fund in response to the Fund’s repurchase offer that concluded on September 24, 2008. Except as set forth herein and in Section 8, there have not been any transactions involving the Interests that were effected during the past 60 days by the Fund or the Master Fund, any executive officer or director of the Fund or the Master Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or the Master Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. The Master Fund issues Interests to the Fund in private placement transactions that do not involve any “public offering” within the meaning of Section 4 (2) of the Securities Act of 1933 in amounts equal to the aggregate value of Interest of the Fund sold to the public. Within the past 60 business days, the Master Fund has issued to the Fund $0 in aggregate amount of Interests.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a) The Fund’s financial information for the period ended March 31, 2008 has been audited by Deloitte & Touche LLP, and is incorporated herein by reference to the report filed with the SEC on June 9, 2008 (File number 811-21257). The Master Fund’s financial information for the period ended March 31, 2008 has been audited by Deloitte & Touche LLP, and is incorporated herein by reference to the report filed with the SEC on June 9, 2008 for the Master Fund (File number 811-21816). Copies of the Fund’s and the Master Fund’s financial information may be found on the Securities and Exchange Commission’s website at www.sec.gov or may be obtained free of charge by calling the Fund at (800) 239-0418.

(b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

ITEM 12.	EXHIBITS.

(a)(1) (i) Offer to Purchase.

(ii)	Form of Letter of Transmittal.

(iii)	Letter to Members.

(iv)	Form of Notice of Withdrawal of Tender.

(2) – (4) Not applicable.

(5)(i) Audited Financial Statements of PNC Alternative Strategies Fund LLC by Deloitte & Touche LLP for the period ended March 31, 2008 are incorporated by reference to the Fund’s Annual Report as filed on Form N-CSR with the Securities and Exchange Commission on June 9, 2008 (File number 811-21257).

(ii) Audited Financial Statements of PNC Alternative Strategies Master Fund LLC by Deloitte & Touche LLP for the period ended March 31, 2008 are incorporated by reference to the Master Fund’s Annual Report as filed on Form N-CSR with the Securities and Exchange Commission on June 9, 2008 (File number 811-21816).

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PNC ALTERNATIVE STRATEGIES FUND LLC
By:	/S/ Kevin A. McCreadie
Name:	Kevin A. McCreadie
Title:	President

November 24, 2008

EXHIBIT INDEX

EXHIBIT

(a) (1) (i)	Offer to Purchase.

(a) (1) (ii)	Form of Letter of Transmittal.

(a) (1) (iii)	Letter to Members.

(a) (1) (iv)	Form of Notice of Withdrawal of Tender.